Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the 2005 Omnibus Long-Term Incentive Plan of Republic Property Trust, of our report dated July 20, 2005 with respect to the balance sheet of Republic Property Trust as of July 20, 2005, our report dated March 11, 2005 with respect to the consolidated financial statements and schedule of RKB Washington Property Fund I, L.P., our report dated May 13, 2005 with respect to the statement of revenues and certain expenses of the Presidents Park Properties, and our report dated June 15, 2005 with respect to the statements of revenues and certain expenses of the 1425 New York Avenue Property, all included in the Registration Statement (No. 333-128554) on Form S-11 and final prospectus of Republic Property Trust filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia
December 19, 2005